Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

USD 350,000,000 Reopening of Floating Rate Notes due 2021

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	Floating Rate Senior Notes due 2021

Expected Issue Ratings[1]:	Baa3 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Original Principal Amount:	USD 650,000,000

Reopening Amount	USD 350,000,000

Principal Amount after Reopening:	USD 1,000,000,000

Fungibility:	Yes

Original Issue Date:	August 10, 2016

Reopening Trade Date:	August 16, 2016

Reopening Issue Date:	August 23, 2016 (T+5)

Maturity Date:	August 10, 2021

Coupon:	3-month USD LIBOR + 211 bps

Interest Rate	The interest rate for the first interest period is LIBOR (as defined in the Original Prospectus Supplement), as determined on August 8, 2016, plus the margin (as described below), being 2.9165% per annum for the first interest period. Thereafter, the interest rate for any interest period will be LIBOR, as determined on the applicable interest determination date, plus the margin. The interest rate will be reset quarterly on each interest reset date.

Interest Payment Dates:	Quarterly in arrear on February 10, May 10, August 10 and November 10 in each year, commencing on November 10, 2016 and ending on the Maturity Date

Interest Reset Dates:	Each February 10, May 10, August 10 and November 10

Coupon Calculation:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Original Prospectus Supplement (as defined below).

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Tax Redemption	If there is a Tax Event (as defined in the Original Prospectus Supplement), the Issuer may, at its option, at any time, redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Original Prospectus Supplement.

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Margin:	+ 211 bps

Issue Price on the Reopened Notes:	101.00%, plus accrued interest from and including August 10, 2016 to but excluding the Reopening Issue Date

Aggregate Accrued Interest on the Reopened Notes:	USD 368,613.19

Underwriting Discount on the Reopened Notes:	0.325%

Net Proceeds from the Reopening including accrued interest:	USD 352,731,113.19

Sole Bookrunner:	Barclays Capital Inc.

Risk Factors:	An investment in the notes involves risks. See “Risk Factors” section beginning on page S-9 of the Original Prospectus Supplement.

U.S. Federal Income Tax Considerations	The following supplements a discussion under “Tax Considerations—U.S. Taxation of Debt Securities” in the prospectus dated May 2, 2014 (the “Prospectus”) and is subject to the limitations and exceptions set forth therein. Interest on the Notes should generally be taxed as ordinary income at the time interest is received or when it accrues, depending on the method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the accrued interest paid upon the purchase of the Notes will not be treated as an interest payment for U.S. federal income tax purposes, but will instead be excluded from income and will reduce the basis in the Notes by such amount.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAR62 / 06738E AR6

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”)

Original Prospectus Supplement	Original Prospectus Supplement dated August 3, 2016 (the “Original Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Original Prospectus Supplement, this Pricing Term Sheet shall prevail

Listing:	We will apply to list the reopened Notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Original Prospectus Supplement

Description of Notes

Interest will be payable on the Notes quarterly in arrear, on August 10, November 10, February 10 and May 10 in each year (each, an “interest payment date”), commencing on November 10, 2016, to the person in whose name such note is registered at the close of business on the business day immediately preceding the applicable date on which interest will be paid (or, if the Notes are held in definitive form, the 15th business day preceding the applicable date on which interest will be paid). The Notes will bear interest from (and including) August 10, 2016 to (but excluding) November 10, 2016, at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined in the Original Prospectus Supplement) plus 2.11% per annum.

If any interest payment date, other than the maturity date, for the Notes would fall on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest will accrue after such maturity date. For the Notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Each interest period on the notes will begin on, and include, an interest payment date and end on, but not include, the following interest payment date (each, an “interest period”); provided that the first interest period will begin on August 10, 2016 and will end on, but not include the first interest payment date. The rate of interest on the Notes will be reset quarterly on August 10, November 10, February 10 and May 10 in each year, commencing on November 10, 2016 (each, an “interest reset date”); provided that the interest rate in effect from (and including) August 10, 2016 to (but excluding) the first interest reset date will be the initial interest rate of 2.9165% per annum. If any interest reset date would fall on a day that is not a business day, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The Issuer has appointed The Bank of New York Mellon as initial calculation agent for the Notes (the “calculation agent”). The calculation agent will determine the interest rate for each interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each an “interest determination date”). Promptly upon such determination, the calculation agent will notify the Issuer and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any Note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Original Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Original Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Original Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.